Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

September 18, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Supplementary Report to the Immediate Report of August 21, 2008
regarding the Summoning of a General Assembly in conformance with the
Companies Act, 5759 - 1999 and the Securities Regulations (Transaction
between a Company and a Controlling Shareholder Therein), 5761 - 2000)

The Company has the honor of submitting additional information hereunder, as well of clarifying a number of data presented in the Immediate Report of August 21, 2008 (reference no. 2008-01-242454, hereinafter: “the Report of the Transaction”) regarding the summoning of a General Assembly of Shareholders, whose agenda is the approval of Scailex’s engagement in the agreement of August 21, 2008 (“the Agreement”) with Scailex’s controlling shareholder – Suny Electronics Ltd. (“Suny Electronics”), all as specified in the Report of the Transaction.

All terms not explicitly defined in this Supplementary Report shall have the meaning given to them in the Report of the Transaction.

1.	The wording of clause 2.5 of the Report of the Transaction, pertaining to the consideration in the Agreement, shall be amended as follows:

In consideration for the purchase of all of the cellular operations, Scailex shall pay to Suny Telecom and to Din Dynamic the sum of ILS 255,809,000 on the Execution Date. The total consideration is comprised of two components: (1) the Equity Being Transferred (as this term is defined below, which is comprised mainly of working capital) at the sum of ILS 90,144,000, which is comprised of Din Dynamic’s equity being transferred at the sum of ILS 23,588,000, and Suny Telecom’s equity being transferred at the sum of ILS 66,556,000, which shall be transferred on the Execution Date at their value in the books of Din Dynamic and Suny Telecom correct as on June 30, 2008, and (2) the value of the operations (excluding the Equity Being Transferred) at the sum of ILS 165,665,000, which is comprised of the value of the operations of Din Dynamic, at the sum of ILS 45,753,000 and the value of Suny Telecom’s operations, at the sum of ILS 119,912,000. The value of the operations of Din Dynamic and of Suny Telecom was calculated according to the company valuations attached as Appendix C to this Supplementary Report.

As stated above, since the total Equity Being Transferred is based on the data on the Equity Being Transferred that are correct as on June 30, 2008, therefore, an adjustment mechanism was prescribed in the Agreement, an adjustment that shall be based on the equity data (as defined in the Agreement; see also below) of each of the Subsidiaries on the Execution Date or on the Determinant Date (if applicable) (“the Equity Being Transferred”), which also includes the data on the stocktaking, which is to be performed on that date, in relation to the component of the Equity Being Transferred.

“Equity” as defined in the Agreement is the total of the Assets Being Transferred less the total Liabilities Being Transferred, as deriving from the balance sheets of each of the Subsidiaries, which is to be prepared by them to a particular date. The said balance sheet is to be prepared in conformance with the accounting principles used in the preparation of the financial statements, and approved by the accountant of the Subsidiaries.

In accordance with the said adjustment mechanism, should it become clear that the total Equity Being Transferred on the Execution Date is higher or lower by a sum exceeding ILS 100,000 compared to the Equity as on June 30, 2008, the total consideration shall be increased or decreased at the sum equivalent to the difference.

The said price adjustment shall be completed within a period of 90 days of the Execution Date, and any disagreement in relation to the calculation of the adjustments shall be clarified in accordance with the arbitration clause prescribed in the Agreement.

2.	The wording of clause 2.9 of the Report of the Transaction, pertaining to the management of the businesses up until the Execution Date, shall be amended as follows:

Up until the Execution Date, Suny Telecom and Din Dynamic shall continue to operate the cellular operations being acquired under their ordinary courses of business, in the manner consistent with the operation of their businesses in the past, and no action shall be performed that is liable to thwart or materially impede the execution of the Agreement. Accordingly, Suny Group also undertook that the Equity Being Transferred shall not fall below ILS 60 million without Scailex’s consent, a consent requiring all approvals required by law.

3.	The wording of clause 2.15 of the Report of the Transaction, pertaining to the collection and importing services to be provided by Suny Electronics to Scailex, shall be amended as follows:

Pursuant to the Agreement, during a period of 60 months after the Execution date or the Determinant Date (if applicable) (subject to a 180-day termination notice), Suny Group shall continue to collect for Scailex all payments payable to Din Dynamic by customers of the Sector of the Operations in accordance with service and maintenance contracts signed and/or to be signed with them up until the Execution Date (“Existing Customers”), including payments payable via credit cards. In consideration for the management services and the management of the collections from Existing Customers, Scailex shall pay a sum to Suny Group equivalent to 4% of all sums to be collected as stated by Suny Group. This sum includes the clearing fee to the credit card companies, as well as commissions payable to banks in respect of collections pursuant to account debiting authorizations and standing orders (“the Commissions”), which were paid by Din Dynamic up until the Execution Date, and which shall be paid by Suny Group subsequently. According to Din Dynamic’s collection data in 2007, and assuming that this arrangement applied that year, this sum would have reached, after deducting the Commissions, the inclusive total of some ILS 70,000 per month. The Agreement further prescribed that for a period of up to 12 months after the Execution Date (subject to a 7-day termination notice), Suny Group shall continue to perform for Scailex the importing of the cellular telephones and the rest of the products relevant to the operations.

In consideration for the importing services as stated, Scailex shall pay handling and management fees to Suny Group at the sum equivalent to the cost to Suny Group of the cellular telephones and the rest of the products relevant to the operations, plus 1%. The importing services shall be provided for a transitional period up until the arrangement of all of Scailex’s rights and the receipt of all commercial approvals that Scailex needs in order to enable it to perform the importing of telephones independently. The intention of the parties is to terminate the importing Services Agreement immediately upon the arrangement of the rights and the receipt of the approvals as stated. The Company assesses that this process should continue for a number of weeks, and, in light of the brief period as stated, the consideration in respect of the importing services shall not be material.

4.	The wording of clause 2.16.1 of the Report of the Transaction, pertaining to the rental of the building at 8 Harakevet Street in Petach-Tikva, shall be amended as follows:

The property, which is owned by Suny Electronics, is being used today as Dyn Dynamic’s building (which also houses, inter alia, storage areas, laboratories, offices and an employees’ dining hall). In consideration for the rental, Scailex shall pay the sum of ILS 30 per square meter to Suny Electronics. Suny Electronics shall let the entire building to Scailex, at the inclusive size of 2,475 square meters, for the consideration of an inclusive monthly payment of ILS 74,250. In addition to the rent, Scailex shall assume all payments of the current expenses and the actual maintenance expenses of the rented premises. The total of the above expenses, which were paid during 2007 by Din Dynamic and Suny Telecom, the lessees of the building, reached the average monthly sum of about ILS 100,000.

5.	The wording of clause 2.16.2 of the Report of the Transaction, pertaining to the rental of the building at 48 Ben zion Galis Street in Petach-Tikva, shall be amended as follows:

Scailex shall rent space in the said building from the primary tenant – Suny Electronics (the owner of the property is a third party – “Amos and Daughters Investments and Assets Ltd.”). For the most part, the building is being used as Suny Telecom’s office building (which also houses, inter alia, Suny Telecom’s offices, the engineering, support and product development departments, the marketing department and the sales department to the cellular operators). Suny Electronics shall let space in the building to Scailex at the size of some 1,508 square meters for the consideration of ILS 30 per square meter per month, for a total of ILS 45,240 per month. As the primary tenant, Suny Electronics is paying rent to the landlord at the sum of some ILS 22.7 per square meter per month. In addition, over the years during which it has been renting the building, Suny Electronics has made improvements in the rented premises, which are amortized over a period of some 14 years; the effect of their depreciation expenses in 2007 reached a total of about ILS 5.7 per square meter. Accordingly, and taking into account the customary rent prices in the area, Scailex, as a sub-lessee, shall pay a sum slightly higher than the sum that Suny Electronics is paying as the primary tenant (which includes the cost of the improvements as stated). According to the Agreement, Scailex shall assume, in addition to the rent, all payments of the current expenses and the actual maintenance expenses of the rented premises, according to its proportionate share of this building. The total said expenses, which were paid during 2007 by Suny Telecom, the sub-lessee of the building, reached the average monthly sum of about ILS 70,000.

6.	Clause 2.17.1 of the Report of the Transaction, pertaining to the services agreement between the Company and Suny Electronics (“the Services Agreement”), shall be amended as follows:

Within the scope of the Services Agreement, which constitutes an appendix to the Cellular Operations Purchase Agreement, as of the Execution Date, Suny Electronics shall provide various services as an independent contractor to the Company relating to the operations being acquired within the scope of the Cellular Operations Purchase Agreement, which include:

(1)	Consulting and management services pertaining to:

(1.1)	the operations being acquired pursuant to the Operations Purchase Agreement, including all matters pertaining to the relationships and negotiations with Samsung and with the cellular operators in Israel, as well as pertaining to the relationships with the lessors of the properties in which branches of the chain of stores and the laboratories are housed;

(1.2)	expansion of the operations being acquired in Israel and abroad;

(1.3)	the identification and handling of business opportunities in this sector and in additional sectors abroad;

(1.4)	consulting and management services to be provided by officeholders of Suny Electronics; today, these services are being provided to the subsidiaries through the joint C.E.O. and Chairman of the Board of Suny Electronics – Mr. Ilan Ben Dov (the controlling shareholder of the Company), and through the joint C.E.O. of Suny Electronics – Mr. Shachar Landau.

(2)	Additional services:

(2.1)	services of a security officer;

(2.2)	payroll accountant services.

7.	The wording of clause 2.17.1 of the Report of the Transaction, pertaining to the consideration for the Services Agreement, Clause 2.17.3 of the Report of the Transaction shall be amended as follows:

In consideration for the services, Scailex shall pay the sum of ILS 220,000 per month to Suny Electronics, plus the sum equivalent to 2.5% of Scailex’s operating profit (“the Variable Component”) in the Sector of the Operations (as this term is defined in the Cellular Operations Purchase Agreement), as shall appear in Scailex’s Directors’ Report to the Shareholders in relation to the calendar quarter to which the report refers (“the Service Fee”). In this regard, “the Sector of the Operations” in the Services Agreement shall have the meaning defined for “Sphere of Activity” in section 3(a) of the First Addendum to the Securities Regulations (Details, Structure and Format of a Prospectus and Draft Prospectus), 5729 – 1969. These commercial terms are parallel to the existing commercial terms in the agreements between Suny Electronics and Dyn Dynamic and Suny Telecom in effect as on the date of this Report. In accordance with these agreements, in 2007, Suny Telecom and Dyn Dynamic paid the inclusive total of some ILS 1.2 million to Suny Electronics in respect of the Variable Component. The Service Fee shall be paid to Suny Electronics every calendar quarter, no later than the 15th day after the publication of the financial statements of that quarter. Should one party to the Agreement serve notice regarding termination of the payroll accounting services, the monthly Service Fee shall be reduced by ILS 30,000 per month.

It is clarified that, besides the agreements described in the Report of the Transaction, and which shall come into effect on the Execution Date, no additional intergroup agreements exist between Scailex on the one hand and Suny Electronics and/or its subsidiaries (including Din Dynamic and Suny Telecom) and/or controlling shareholders therein or companies under their control on the other hand, with the exception of in relation to directors’ remuneration to Scailex’s Chairman of the Board, the controlling shareholder of Scailex and of Suny Electronics, which is equivalent to the other regular directors’ remunerations.

8.	The wording of clause 5.2 of the Report of the Transaction, pertaining to the description of the asset being purchased, shall be amended as follows:

Suny Electronics is a public company whose shares are listed on the Tel-Aviv Stock Exchange Ltd. Therefore, information about the Suny Group and about the cellular operations being acquired within the scope of the Cellular Operations Purchase Agreement may be found in Suny Electronics’ public reports; in this context, the Company refers to the following reports, which Suny Electronics published (this reference constitutes inclusion by way of referral). It is clarified in this context that Dyn Dynamic’s assets and liabilities which are being acquired are presented in the description “End Customers Sector” in Suny Electronics’ financial statements (a sphere of activity referring solely to Din Dynamic), and that Suny Telecom’s assets and liabilities are presented in the description of “the Cellular Operators’ Sector” in Suny Telecom’s financial statements (a sphere of activity referring solely to Suny Telecom). It is further noted that the periodic and quarterly financial statements of Suny Electronics include additional information in relation to both of these sectors.

8.1.1	The 2007 periodic report, published by Suny Electronics on March 25, 2008 (reference number 2008-01-084192).

8.1.2	The quarterly report for the quarter ended March 31, 2008, which was published on May 27, 2008 (reference number 2008-01-148824).

8.1.3	The quarterly report for the quarter ended June 30, 2008, which was published on August 24, 2008 (reference number 2008-01-243573).

8.1.4	Numerical data and clarifications that Suny Telecom published in its Immediate Report dated September 18, 2008 (reference number 2008-01-269901).

Also attached to this Supplementary Report, as additional information pertaining to the asset being acquired within the scope of the transaction:

a.	Reviewed nonconsolidated financial statements of Din Dynamic as on June 30, 2008 (attached as Exhibit 99.5 to this Supplementary Report).

b.	Reviewed nonconsolidated financial statements of Suny Telecom as on June 30, 2008 (attached as Exhibit 99.4 to this Supplementary Report).

c.	Amendmets to the company valuations performed by Giza-Singer-Even Ltd. for Din Dynamic and for Suny Telecom attached as Exhibits 99.2 and 99.3

9.	Other than that stated in this Supplementary Report, no change shall be made in the Report of the Transaction.

It is further clarified that there is no change in the date of the General Assembly, which was summoned in the Report of the Transaction, and no change in the topics on its agenda.

Sincerely, Scailex Corporation Ltd.